
12062273

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **COLONNADE SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 S. Wacker Drive Suite 3020
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Miller 312-425-8145
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Trimarco, Radencich, Schwartz & Mrazek, LLC
(Name - *if individual, state last, first middle name)*

1775 Legacy Circle (Address) Naperville (City) Illinois (State) 60563 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 16 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

☒OATH OR AFFIRMATION

I, ___John Stuart Miller__________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______Colonnade. Securities LLC_____ ____, as of ____June 30, 2012 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



OFFICIAL SEAL
CINDY S. MISUN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11-15-2013



Signature

Chief Financial Officer
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

COLONNADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2012



Trimarco
Radencich
Schwartz &
Mrazek, LLC Certified Public Accountants

COLONNADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2012

COLONNADE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED JUNE 30, 2012

CONTENTS

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 5



Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Member of
Colonnade Securities LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Colonnade Securities LLC as of June 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Colonnade Securities LLC as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Trimarco, Radencich, Schwartz & Mrazek LLC

Trimarco, Radencich, Schwartz & Mrazek, LLC

July 27, 2012
Naperville, Illinois

COLONNADE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS

Cash	$ 49,879
Total assets	$ 49,879

MEMBER'S EQUITY

Total member's equity	$ 49,879

See notes to statement of financial condition

COLONNADE SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2012

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company organized in August 2002 and is a wholly owned subsidiary of Colonnade Advisors LLC. The Company provides merger and acquisition advisory services, private placements of securities and fairness opinions for companies throughout the United States.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recognized when earned.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible.

Based on review of the accounts receivable, management determined that an allowance for doubtful accounts was not necessary at June 30, 2012.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company income is taxable to the member. Accordingly, no provision has been made for income taxes.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At June 30, 2012, the Company had net capital of $49,879 which was $44,879 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.000 to 1.0.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. During the year ended June 30, 2012, the member provided office space and various administrative and operating services to the Company for which they were paid $40,308.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 5. CONCENTRATIONS

In the year ended June 30, 2012, the Company had 3 clients that accounted for approximately 74% of revenues at June 30, 2012. The Company had no accounts receivable.

NOTE 6. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND PRIVILEGES

The Company is a Delaware limited liability company established August 2002, with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

- Member's liability limitation
- Rights and obligations of members
- Member's contributions to the company and capital accounts
- Allocations, income tax, distributions, elections and reports of members
- Transferability and redemption of member's interests
- Additional members

NOTE 7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the balance sheet for cash and equivalents approximate their respective fair value based on the short term nature of these instruments.

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 27, 2012, the date the statements were available to be issued.

NOTE 9. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company files income tax returns in the US Federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to US Federal, state and local income tax examinations by tax authorities for the years prior to 2008.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has not recognized any liability for unrecognized tax benefits. The Company has no tax position at June 30, 2012 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at June 30, 2012.